UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Consolidated Graphics, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

209341106

(CUSIP Number)

Suzanne S. Bettman

R.R. Donnelley & Sons Company

111 South Wacker Drive

Chicago, Illinois 60606

(312) 326-8000

with a copy to:

Audra D. Cohen

Krishna Veeraraghavan

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 23, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 209341106

1	NAME OF REPORTING PERSON R.R. Donnelley & Sons Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,472,121(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,472,121(1)
12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

The shares of Common Stock, par value $0.01 per share (“Common Stock”), of Consolidated Graphics, Inc., a Texas corporation (“Consolidated Graphics” or the “Issuer”), covered by this item may be deemed beneficially owned by R.R. Donnelley & Sons Company, a Delaware corporation (“R.R. Donnelley”), under a Voting Agreement, dated as of October 23, 2013 (the “Voting Agreement”), among R.R. Donnelley, Joe R. Davis (the “Shareholder”) and the Issuer, obligating the Shareholder to vote such shares in accordance with the terms of the Voting Agreement. The number of shares listed above comprises (i) 1,594,121 shares of Common Stock and (ii) 878,000 shares of Common Stock issuable upon exercise of outstanding options to acquire shares of Common Stock (any option to acquire shares of Common Stock, a “Consolidated Graphics Stock Option”) that are fully vested and subject to the Voting Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by R.R. Donnelley that it is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	The percentage used herein is calculated based on 9,687,642 shares of Common Stock outstanding as of July 31, 2013, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013, and 878,000 shares of Common Stock issuable upon exercise of the fully vested Consolidated Graphics Stock Options that are subject to the Voting Agreement.

Item 1.	Security and Issuer.

This statement relates to shares of Common Stock, par value $0.01 per share, of the Issuer. The principal executive offices of the Issuer are located at 5858 Westheimer Road, Suite 200, Houston, Texas 77057.

Item 2.	Identity and Background.

This statement is being filed by R.R. Donnelley, whose principal business address is 111 South Wacker Drive, Chicago, Illinois 60606. R.R. Donnelley is a global provider of integrated communications providing premedia, printing, logistics and business process outsourcing services to clients in virtually every private and public sector.

(a)-(c); (f) The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted, and the citizenship of each of the directors and executive officers of R.R. Donnelley is set forth in Schedule I hereto.

(d)-(e) During the last five years, neither R.R. Donnelley nor, to the knowledge of R.R. Donnelley, any of the persons listed in Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

See Item 4 below.

The Shareholder entered into the Voting Agreement as a material condition and inducement to the willingness of R.R. Donnelley and Merger Sub to enter into the Merger Agreement. The shares of Common Stock to which this statement relates have not been purchased by R.R. Donnelley and no funds were expended in connection with the execution of the Voting Agreement.

Item 4.	Purpose of Transaction.

(a)-(j) On October 23, 2013, the Issuer, R.R. Donnelley and Hunter Merger Sub, Inc., a Texas corporation and a wholly owned subsidiary of R.R. Donnelley (“Merger Sub”), entered into that certain Agreement and Plan of Merger, dated as of October 23, 2013 (the “Merger Agreement”). The Merger Agreement provides, among other things, for the merger of Merger Sub with and into the Issuer (the “Merger”), with the Issuer surviving (the “Surviving Corporation”) as a wholly owned subsidiary of R.R. Donnelley.

Pursuant to the Merger Agreement, at the Effective Time (as defined in the Merger Agreement), (i) each share of Common Stock issued and outstanding immediately prior to the Effective Time, other than Excluded Shares (as defined in the Merger Agreement), will be converted into the right to receive (x) $34.44 in cash (the “Per Share

Cash Amount”) and (y) 1.651 (the Exchange Ratio”) validly issued, fully paid and non-assessable shares of common stock, par value $1.25 per share (each, a “Parent Share”), of R.R. Donnelley (collectively, the “Per Share Merger Consideration”) and (ii) each Consolidated Graphics Stock Option will be converted into the right to receive an amount in cash equal to the excess, if any, of (x)(1) the Per Share Cash Amount plus (2) the product of the Exchange Ratio and an amount equal to the average of the closing sale prices of Parent Shares on The Nasdaq Global Select Market (“Nasdaq”) for each of the ten (10) consecutive trading days ending with the third (3rd) complete trading day prior to the date of the closing of the Merger minus (y) the per share exercise price of the applicable Consolidated Graphics Stock Option immediately prior to the Effective Time.

The consummation of the Merger is subject to customary conditions, including the (i) approval of the Merger Agreement by holders of at least 66 2⁄3% of the outstanding shares of Common Stock (the “Shareholder Approval”), (ii) absence of any law or order prohibiting the closing, (iii) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iv) effectiveness of the registration statement on Form S-4 that R.R. Donnelley will file to register the Parent Shares to be issued in the Merger and (v) approval of the listing of the Parent Shares to be issued in the Merger on Nasdaq.

Pursuant to the Merger Agreement, at the Effective Time, (i) the Issuer’s Restated Articles of Incorporation, as amended, and the Issuer’s Third Amended and Restated By-Laws, as amended, will be amended in their entirety to read as set forth in Exhibit B and Exhibit C to the Merger Agreement, respectively, and as so amended, shall be the articles of incorporation and the by-laws of the Surviving Corporation, until thereafter duly amended as provided therein or by applicable law, (ii) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Texas Business Organizations Code (the “TBOC”) and the articles of incorporation and the by-laws of the Surviving Corporation and (iii) the officers of the Issuer immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the TBOC and the articles of incorporation and by-laws of the Surviving Corporation.

The Issuer has made customary representations, warranties and covenants in the Merger Agreement, including a covenant to conduct the businesses of the Issuer and its subsidiaries in the ordinary course of business consistent with past practice prior to the Effective Time. Further, pursuant to the Merger Agreement, the Issuer has agreed that, after the date of the Merger Agreement and prior to the Effective Time, it will not declare, set aside for payment or pay dividend on, or make any other distribution, in respect of any shares of capital stock (whether payable in cash, stock, property or otherwise). The Merger Agreement also contains a customary “no shop” covenant prohibiting the Issuer from soliciting, or providing non-public information or entering into discussions or negotiations concerning, proposals relating to alternative business combination transactions, subject to the fulfillment of certain fiduciary requirements of the Issuer’s board of directors (the “Consolidated Graphics Board”). In certain circumstances, the Consolidated Graphics Board has the right to change its recommendation due to an “intervening event” or in support of a “superior proposal”. The Issuer has agreed to submit the Merger Agreement to a vote of the holders of shares of Common Stock for the purpose of obtaining the Shareholder Approval notwithstanding such a change in recommendation, unless the Merger Agreement has been terminated in accordance with its terms prior to the meeting of the holders of shares of Common Stock.

The Merger Agreement may be terminated by each of R.R. Donnelley and the Issuer under certain circumstances, including if the Merger is not consummated by July 23, 2014, which date can be extended to October 23, 2014 to obtain certain regulatory approvals (the “Outside Date”). The Merger Agreement also contains certain termination rights for both R.R. Donnelley and Consolidated Graphics, and further provides that, upon termination of the Merger Agreement under specified circumstances, the Issuer will be required to pay R.R. Donnelley a termination fee of $15 million (including in the event that R.R. Donnelley terminates the Merger Agreement as a result of a change in the recommendation of the Consolidated Graphics Board or the Issuer terminates the Merger Agreement to enter into an agreement with respect to a “superior proposal”). Such termination fee will also be payable by the Issuer where the Merger Agreement is terminated (i) by either the Issuer or R.R. Donnelley as a result of a failure to obtain the Shareholder Approval at a meeting of holders of shares of Common Stock, (ii) by R.R. Donnelley as a result of a failure by the Issuer to take a vote of holders of shares of Common Stock to approve the Merger Agreement prior to the Outside Date, (iii) by either the Issuer or R.R. Donnelley as a result of the Merger not being consummated prior to the Outside Date, (iv) by R.R. Donnelley as a result of a breach by the Consolidated Graphics Board in any material respect of its “no shop” obligations under the Merger Agreement or (v) by R.R. Donnelley as a result of the uncured breach by the Issuer of any of its representations, warranties, covenants or agreements under the Merger Agreement that would cause any of the conditions to R.R. Donnelley’s obligation to consummate the Merger not to be satisfied, in each case, after the Issuer has received, or any person has publicly announced an intention to make, a proposal relating to an alternative business combination transaction that is not publicly and unconditionally withdrawn prior to certain specified time periods, followed within twelve (12) months by the Issuer or any of its subsidiaries entering into a binding agreement with respect to, or consummating, approving or recommending to the holders of shares of Common Stock a proposal for, an alternative business combination transaction. In addition, the Issuer would also be required to reimburse R.R. Donnelley for up to $3 million in expenses if the Merger Agreement is terminated (i) by the Issuer to enter into an agreement with respect to a “superior proposal”, (ii) by either the Issuer or R.R. Donnelley as a result of a failure to obtain the Shareholder Approval at a meeting of holders of shares of Common Stock, (iii) by either the Issuer or R.R. Donnelley as a result of the Merger not being consummated prior to the Outside Date in a circumstance in which the termination fee becomes subsequently payable or (iv) by R.R. Donnelley as a result of (w) a change in the recommendation of the Consolidated Graphics Board, (x) a failure by the Issuer to take a vote of holders of shares of Common Stock prior to the Outside Date, (y) a breach by the Consolidated Graphics Board in any material respect of its “no shop” obligations under the Merger Agreement or (z) the uncured breach by the Issuer of any of its representations, warranties, covenants or agreements under the Merger Agreement that would cause any of the conditions to R.R. Donnelley’s obligation to consummate the Merger not to be satisfied.

Prior to the closing of the Merger, the Issuer has agreed to cooperate with R.R. Donnelley to take all actions reasonably necessary, proper or advisable on its part under applicable laws and rules and regulations of the New York Stock Exchange (the “NYSE”) to enable the delisting by the Surviving Corporation of the shares of Common Stock from the NYSE and the deregistration of the shares of Common Stock under the Exchange Act.

In connection with the execution of the Merger Agreement, R.R. Donnelley and the Issuer entered into the Voting Agreement with the Shareholder, pursuant to which, among other things, the Shareholder has agreed to vote all of the shares of Common Stock and any other voting capital stock beneficially owned by the Shareholder (collectively, the “Covered Shares”) (i) in favor of the approval of the Merger Agreement and any related proposal in furtherance thereof and/or in furtherance of effecting the Merger and other transactions contemplated by the Merger Agreement, (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any obligation or agreement of the Issuer under the Merger Agreement or that is otherwise in opposition to, or competitive or inconsistent with, the Merger or any of the other transactions contemplated by the Merger Agreement, (iii) against any extraordinary corporate transaction (other than the Merger) or any other Alternative Proposal (as defined in the Merger Agreement) and (iv) to the extent reasonably requested by R.R. Donnelley, against any other action, agreement or transaction submitted for the vote or written consent of the holders of shares of Common Stock that could reasonably be expected to impede, interfere with, delay, postpone, discourage, frustrate the purposes of or adversely affect the consummation of the Merger and any other transaction contemplated by the Merger Agreement.

The Voting Agreement prohibits the Shareholder from transferring the Covered Shares, subject to certain exceptions, and contains a customary “no shop” covenant prohibiting the Shareholder from soliciting, or providing non-public information or entering into discussions or negotiations concerning, an Alternative Proposal. The Voting Agreement also contains restrictions on the Shareholder’s ability to compete or interfere with the business of R.R. Donnelley and its affiliates (including the Surviving Corporation and its subsidiaries) for a period of three years after the closing of the Merger. In addition, the Shareholder and R.R. Donnelley have agreed to negotiate and execute a consulting agreement under which the Shareholder would act as a consultant to R.R. Donnelley for three years after the closing of the Merger for $200,000 per year.

The Voting Agreement will terminate upon the termination of the Merger Agreement or on the date of any amendment or modification to the Merger Agreement without the consent of the Shareholder that decreases the amount of, or changes the mix of cash and stock comprising, the Per Share Merger Consideration.

The foregoing descriptions of the Merger Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, which are filed as Exhibit 2.1 and Exhibit 10.1, respectively, to R.R. Donnelley’s Current Report on Form 8-K filed the Securities and Exchange Commission (the “SEC”) on October 28, 2013 and are incorporated herein by reference.

Except as contemplated by the Merger Agreement, the Voting Agreement or as otherwise set forth in this Item 4, neither R.R. Donnelley nor, to the knowledge of R.R. Donnelley, any of the persons listed in Schedule I hereto has any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) For the purposes of Rule 13d-3 promulgated under the Exchange Act, R.R. Donnelley may be deemed to be the beneficial owner of an aggregate of 2,472,121 shares of Common Stock in connection with the Voting Agreement. Pursuant to the obligations of the Shareholder under the Voting Agreement, R.R. Donnelley may be deemed to have shared power to vote up to an aggregate of 2,472,121 shares of Common Stock in favor of the approval of the Merger Agreement, and thus, for the purposes of Rule 13d-3 promulgated under the Exchange Act, R.R. Donnelley may be deemed to be the beneficial owner of an aggregate of 2,472,121 shares of Common Stock. Based on 9,687,642 shares of Common Stock outstanding as of July 31, 2013, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013, and 878,000 shares of Common Stock issuable upon exercise of the fully vested Consolidated Graphics Stock Options that are subject to the Voting Agreement, R.R. Donnelley may be deemed to beneficially own approximately 23.4% of the issued and outstanding shares of Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by R.R. Donnelley that it is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

To the knowledge of R.R. Donnelley, none of the persons listed in Schedule I hereto is the beneficial owner of any shares of Common Stock.

(c) Except as described in Item 4 hereof or as listed in Schedule I hereto, no transactions in the Common Stock were effected by R.R. Donnelley, or, to the knowledge of R.R. Donnelley, any of the persons listed in Schedule I hereto, during the past sixty (60) days.

(d) R.R. Donnelley has no right to receive dividends from, or the proceeds from the sale of, the Covered Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in this Schedule 13D, to the knowledge of R.R. Donnelley, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the persons named in Item 2 or listed in Schedule I hereto, or between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the shares of Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 1.01	Agreement and Plan of Merger, dated as of October 23, 2013, by and among Consolidated Graphics, Inc., R.R. Donnelley & Sons Company, and Hunter Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by R.R. Donnelley & Sons Company with the SEC on October 28, 2013).

Exhibit 1.02	Voting Agreement, dated as of October 23, 2013, among R.R. Donnelley & Sons Company, Joe R. Davis and Consolidated Graphics, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by R.R. Donnelley & Sons Company with the SEC on October 28, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: November 1, 2013	R.R. Donnelley & Sons Company

	By:	/s/ Suzanne S. Bettman
Suzanne S. Bettman
Executive Vice President, General Counsel and Secretary

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF R.R. DONNELLEY

Name	Residence or Business Address	Principal Occupation	Name, Address and Principal Business of Employer
Directors(1)

Thomas J. Quinlan III	99 Park Avenue, New York, New York 10016	President and Chief Executive Officer, R.R. Donnelley & Sons Company	R.R. Donnelley & Sons Company, 111 South Wacker Drive, Chicago, Illinois 60606

Stephen M. Wolf	10 E. Washington Street, Middleburg, Virginia 20117	None	Not Applicable

Susan M. Cameron	3081 N.E. 39th Street, Fort Lauderdale, Florida 33308	None	Not Applicable

Lee A. Chaden	2815 Bartram Road, Winston-Salem, North Carolina 27106	None	Not Applicable

Richard L. Crandall	601 E. Hopkins Avenue, Suite 202, Aspen, Colorado 81611	Founder and Chairman, Enterprise Software Roundtable; Managing Director, Arbor Partners, LLC	Enterprise Software Roundtable, 601 E. Hopkins Avenue, Suite 202, Aspen, Colorado 81611 Arbor Partners, LLC, 130 South First Street, Ann Arbor, Michigan 48104

Susan M. Gianinno	4 Herald Square, 950 Sixth Avenue, New York, New York 10001	Chairman and Chief Executive Officer, Publicis USA	Publicis USA, 4 Herald Square, 950 Sixth Avenue, New York, New York 10001

Judith H. Hamilton	2 Sierra Lane, Portola Valley, California 94028	None	Not Applicable

Jeffrey G. Katz	2955 Campus Drive, Suite 300, San Mateo, California 94403	Chief Executive Officer, Wize Commerce	Wize Commerce, 2955 Campus Drive, Suite 300, San Mateo, California 94403

Richard K. Palmer(2)	1000 Chrysler Drive, CIMS 485-11-96, Auburn Hills, Michigan 48326	Chief Financial Officer, Fiat S.p.A.; Chief Financial Officer, Chrysler Group LLC	Chrysler Group / Fiat S.p.A., 1000 Chrysler Drive, CIMS 485-11-96, Auburn Hills, Michigan 48326

John C. Pope	810 South Ridge Road, Lake Forest, Illinois 60045	Chairman, PFI Group, LLC	PFI Group, LLC, 810 South Ridge Road, Lake Forest, Illinois 60045

Michael T. Riordan	W3563 Meredith Lane, Green Lake, Wisconsin 54941	None	Not applicable

Oliver R. Sockwell	1685 Myrtle Street, N.W., Washington, D.C. 20012	None	Not applicable

Executive Officers(1)

Thomas J. Quinlan III	99 Park Avenue, New York, New York 10016	President and Chief Executive Officer, R.R. Donnelley & Sons Company	R.R. Donnelley & Sons Company, 111 South Wacker Drive, Chicago, Illinois 60606

Suzanne S. Bettman	111 South Wacker Drive Chicago, Illinois 60606	Executive Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer, R.R. Donnelley & Sons Company	R.R. Donnelley & Sons Company, 111 South Wacker Drive, Chicago, Illinois 60606

Andrew B. Coxhead	111 South Wacker Drive Chicago, Illinois 60606	Senior Vice President, Chief Accounting Officer, R.R. Donnelley & Sons Company	R.R. Donnelley & Sons Company, 111 South Wacker Drive, Chicago, Illinois 60606

Daniel L. Knotts	4101 Winfield Road, Warrenville, Illinois 60555	Chief Operating Officer, R.R. Donnelley & Sons Company	R.R. Donnelley & Sons Company, 111 South Wacker Drive, Chicago, Illinois 60606

Daniel N. Leib	111 South Wacker Drive Chicago, Illinois 60606	Chief Financial Officer, R.R. Donnelley & Sons Company	R.R. Donnelley & Sons Company, 111 South Wacker Drive, Chicago, Illinois 60606

(1)	Except where otherwise noted, all directors and executive officers are citizens of the United States.
(2)	Mr. Palmer is a citizen of the United Kingdom.